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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro (203) 226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	Connecticut	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Years Ended December 31, 2008 and 2007

CONTENTS

Page

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Westport Resources Investment Services, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Resources Investment Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 23, 2009

Dworken, Hillman, LaMorte & Sterczala, P.C.

HLB
An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents	**$281,557**	$510,862
Receivable from clearing broker	**123,133**	123,719
Income tax receivable		29,000
Due from affiliate (Note 2)	**17,541**	
Securities owned - at market value (Note 3)	**116,804**	131,327
Equipment and improvements (Note 4)	**7,727**	16,402
Deferred income taxes	**1,400**	7,500
Other assets	**146,661**	122,742
Total Assets	**$694,823**	$941,552
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses and other liabilities	**$129,763**	$219,283
Due to affiliate (Note 2)		190,789
Total Liabilities	**129,763**	410,072
Commitments (Note 6)		
Shareholders' equity:		
Common stock, no par value; 5,000 shares authorized, issued and outstanding 404 shares	**152,750**	152,750
Retained earnings	**412,310**	378,730
Total Shareholders' Equity	**565,060**	531,480
Total Liabilities and Shareholders' Equity	**$694,823**	$941,552

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue:		
Commissions	**$3,023,315**	$3,056,411
Interest income	**24,272**	43,916
Other income	**80,584**	107,200
	3,128,171	3,207,527
Expenses:		
Employee compensation	**1,974,814**	1,465,053
Commissions	**793,677**	1,009,443
Clearance costs	**509,700**	499,067
Office supplies and expenses	**291,732**	301,201
Rent, occupancy and equipment costs	**170,476**	120,319
Professional fees (Note 7)	**129,203**	244,756
Travel and entertainment	**75,913**	121,102
Regulatory fees	**28,236**	26,785
Quote services	**19,353**	16,518
Pension expense (Note 5)	**17,083**	44,265
Dues and subscriptions	**8,999**	9,778
Marketing and advertising	**8,872**	8,622
Depreciation	**8,674**	12,103
Reimbursement for support services (Note 2)	**(962,995)**	(648,000)
	3,073,737	3,231,012
Income (loss) before provision for income taxes (benefit)	**54,434**	(23,485)
Provision for income taxes (benefit):		
Current	**14,754**	(27,179)
Deferred	**6,100**	23,900
	20,854	(3,279)
Net income (loss)	**$ 33,580**	($ 20,206)

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2007	$152,750	$398,936	$551,686
Net loss		(20,206)	(20,206)
Balance, December 31, 2007	152,750	378,730	531,480
Net income		33,580	33,580
Balance, December 31, 2008	$152,750	$412,310	$565,060

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2008	**2007**
Cash flows from operating activities:		
Net income (loss)	**$ 33,580**	($ 20,206)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	**8,674**	12,103
Deferred income tax expense	**6,100**	23,900
Changes in operating assets and liabilities:		
Receivable from clearing broker	**586**	29,253
Income tax receivable	**29,000**	19,230
Due from affiliate	**(17,541)**	
Other assets	**(23,918)**	26,569
Accrued expenses and other liabilities	**(89,520)**	(104,047)
Due to affiliate	**(190,789)**	173,722
Net cash provided by (used in) operating activities	**(243,828)**	160,524
Cash flows from investing activities:		
Proceeds from sale (purchase) of securities	**14,523**	(7,631)
Capital expenditures		(11,848)
Net cash provided by (used in) investing activities	**14,523**	(19,479)
Net change in cash and cash equivalents	**(229,305)**	141,045
Cash and cash equivalents, beginning	**510,862**	369,817
Cash and cash equivalents, ending	**$281,557**	$510,862

See notes to financial statements.

1. Description of the Company and summary of significant accounting policies:

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of The Financial Industry Regulatory Authority (FINRA). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2008 and 2007, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2008 and 2007, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and improvements:

Equipment and improvements is carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes, the future benefit to be recognized upon the utilization of certain operating loss carryforwards, and timing differences in the deductibility of certain expenses.

2. Related party transactions:

The Company and an affiliate through common ownership share personnel. The Company charged the affiliate $962,995 in 2008 and $648,000 in 2007 for these common expenses. The Company has a receivable due from the affiliate of $17,541 at December 31, 2008 and a payable due to the affiliate of $190,789 at December 31, 2007. The Company borrows and advances funds on an as needed basis with the affiliate. The borrowings are noninterest bearing and are due on demand.

3. Securities owned:

Marketable securities owned consist of trading securities, at market value, as follows:

	December 31,	
	2008	**2007**
Cash and cash equivalents	**$116,804**	$116,033
Municipal bonds		15,294
	$116,804	$131,327

4. Equipment and improvements:

	December 31,	
	2008	**2007**
Office equipment	**$71,801**	$71,801
Leasehold improvements	**13,161**	13,161
	84,962	84,962
Less accumulated depreciation	**77,235**	68,560
	$ 7,727	$16,402

5. Employee benefits:

The Company established a 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $17,083 and $44,265 in 2008 and 2007, respectively.

6. Commitments:

Leases:

The Company leases office space and equipment under noncancellable operating leases expiring through December 2013. The office lease contains escalation clauses. Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2009	$133,100
2010	158,000
2011	159,000
2012	139,500
2013	145,000
	$734,600

Rent expense was $107,900 and $84,400 in 2008 and 2007, respectively, including $3,700 to a related party in 2007.

Guarantee:

The Company is a co-borrower on a capital lease with an affiliate through June 2011. At December 31, 2008, the outstanding balance was $52,849.

Shareholders' agreement:

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

Clearing agreement:

The Company had a clearing agreement with National Financial Services through December 31, 2008. The Company is currently negotiating to extend the agreement.

7. **Litigation settlement:**

During 2007 the Company settled a claim, brought by an investor of a security in which the Company was an underwriter, for $225,000.

8. **Supplemental disclosure of cash flow information:**

Cash paid for income taxes totaled $1,369 and $1,050 for 2008 and 2007, respectively.

9. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $319,839 and $341,818, which exceeded the minimum requirement of $100,000 by $219,839 and $241,818. The Company's net capital ratio was .41 to 1 at December 31, 2008 and 1.20 to 1 at December 31, 2007.

11. **Reconciliation of shareholders' equity, net loss and net capital:**

A reconciliation of shareholders' equity, net income and net capital reported to FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 677,865	$16,958	$ 694,823
Total liabilities	124,194	5,569	129,763
Total ownership equity	$ 553,671	$11,389	$ 565,060
Total revenue	$3,128,171		$3,128,171
Total expenses, including income taxes	3,105,980	($11,389)	3,094,591
Net income	$ 22,191	($11,389)	$ 33,580
Net capital	$ 325,406	($ 5,567)	$ 319,839

The adjustments stated above relate primarily to adjustments by the Company for income taxes, due to affiliate, and other accrued expenses.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2008	**2007**
Credits:		
Shareholders' equity	**$565,060**	$531,480
Less non-allowable assets:		
Income tax receivable		29,000
Due from affiliate	**17,541**	
Other receivables	**66,467**	
Other assets	**143,942**	122,742
Deferred income tax asset	**1,400**	7,500
Property and equipment, net	**7,727**	16,402
Other charges	**594**	
	237,671	175,644
Net capital before haircuts on securities positions	**327,389**	355,836
Haircuts on securities positions	**7,550**	14,018
Net capital	**319,839**	341,818
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	**100,000**	100,000
Excess of net capital	**$219,839**	$241,818
Aggregate indebtedness:		
Accrued expenses and other liabilities	**$129,763**	$219,283
Due to affiliates		190,789
Total aggregate indebtedness	**$129,763**	$410,072
Ratio of total aggregate indebtedness to net capital	**.41 to 1**	1.20 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2008, as amended.

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Report Pursuant to Rule 17a-5(d) of
The Securities and Exchange Commission

Years Ended December 31, 2008 and 2007